Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE Seattle, WA 98105 USA Direct: +1 (206) 522-2256 E-mail: tpuzzo@puzzolaw.com

July 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp.
Amendment No. 5 to Registration Statement on Form S-1 Filed May 6, 2022 File No. 333-257302

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 24, 2022. Amendment No. 6 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR July 27, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 6 to the Form S-1.

Amendment No. 5 to Registration Statement on Form S-1 filed May 6, 2022

Cover Page

1.	We note your response to comment 1, as well as your amended disclosure. Please also include this new disclosure in your prospectus summary. Additionally:

•	We note your disclosure that “trading in [y]our securities may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act . . . .” Please remove the reference to the Accelerating Holding Foreign Companies Accountable Act in this instance, as such act has not yet been enacted.

•	Please identify Total Asia Associates PLT as your prior auditor and address the applicability of the discussion here to such auditor, as your disclosure here appears to only pertain to your current auditor, J&S Associates.

•	On page 46 under the heading entitled “Changes In and Disagreements with Accountants on Accounting and Financial Disclosure,” please disclose the change in accounting firms, as it appears that you changed your firm to J&S Associates.

Company response: In response to this comment, the Company has removed reference to the Accelerating Holding Foreign Companies Accountable Act and identified Total Asia Associates PLT as its prior auditor on the prospectus cover page, and identified J&S Associate as the Company’s current auditors on page 46.

2.

We note your response to comment 2, as well as your amended disclosure in the prospectus summary. On the cover page, please also provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed, including those earnings transferred under the Cooperation Agreement by Gagfare Limited to JJ Explorer Tours Limited. State whether any transfers, dividends, or distributions have been made to date, including the transfers to JJ Explorer Tours Limited. Provide cross-references to the consolidated financial statements, and also include such cross-reference in the corresponding discussion in your prospectus summary.

Company response: In response to this comment, the Company has included the requested disclosure on the prospectus cover page.

3.

We note your disclosure that “the majority of [y]our operations are conducted in Hong Kong.” Please also disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a Singapore holding company with operations conducted by your subsidiaries in Hong Kong and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Last, for each of the risks related to doing business in China discussed on the cover page, please provide particular cross-references to the individual corresponding risk factor discussed in your Risk Factors section.

Company response: In response to this comment, the Company has included the requested disclosure on the prospectus cover page.

4.

We note your disclosure that “three of [y]our subsidiaries are Hong Kong entities.” Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your holding company does not conduct operations, and disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Last, ensure consistency with your defined terms disclosure at the top of page54 and revise as necessary. In this regard, we note your disclosure that references to the registrant are to New Momentum Corporation and GridIron Ventures, Inc., its wholly-owned subsidiary, but you only discuss GridIron Ventures, Inc. in this one instance and do not identify your other subsidiaries, such as Nemo Holding Company Limited and Gagfare Limited.

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Company response: In response to this comment, the Company has disclosed in the first paragraph on the prospectus cover page that “As used in this prospectus, references to the “Company”, “we”, “our”, “us”, and “New Momentum” refer to New Momentum Corporation and its subsidiaries, unless the context otherwise indicates.” Additionally, the Company has made a corresponding change at the top of page 5.

5.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in Hong Kong or your Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions. If you have any other cash management policies that dictate how funds are transferred between you and your subsidiaries (e.g., contractual policies), summarize the policies on your cover page and in the prospectus summary, and include a cross-reference on the cover page to the discussion in the prospectus summary.

Company response: In response to this comment, the Company the Company has included the requested disclosure on the prospectus cover page. The Company has not provided cross-references to other discussions because its has not cash management policies.

Prospectus Summary, page 5

6.

Provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors will hold their interest and the entity(ies) in which the company’s operations are conducted.

Company response: In response to this comment, the Company has included a diagram of the Company’s corporate structure on page 5.

7.

We note your disclosure on page 7 that you “face risks and uncertainties in doing business in China, including . . . .” For each summary risk factor listed, please ensure there is corresponding disclosure in your “Risk Factors” section and include a cross-reference here to the relevant individual detailed risk factor.

Company response: In response to this comment, the Company have complied with this comment on page 7.

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8.

Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Company response: In response to this comment, the Company has included a diagram of the Company’s corporate structure on page 7.

Permissions under Hong Kong Law and PRC Law, page 7

9.

We note your response to comment 3, as well as your amended disclosure. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you “and [y]our subsidiaries are not required to obtain permission or approval from the Hong Kong and PRC authorities, including China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) and/or any other entity that is required to approve [y]our operations other than the standard annual check with local administration bureau.” If true, state as much and explain why such an opinion was not obtained. In particular, explain the basis for your conclusion that you are not required to obtain approval from the CAC. Make conforming changes to your risk factor entitled “Compliance with China’s new Data Security Law . . . “ beginning on page 17.

Company response: In response to this comment, the Company has included the requested disclosure to the bottom of page 7.

10.

Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Company response: In response to this comment, the Company has made the requested disclosure on page 7.

Risk Factors

Risks Related to Doing Business in the People’s Republic of China, page 16

11.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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Company response: In response to this comment, the Company has added the requested risk disclosure to page 16.

General

12.

To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals in your section entitled “Directors, Executive Officers, Promoters and Control Persons,” and (ii) include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Company response: In response to this comment, the Company added the requested disclosure to page 39. The Company previously disclosed a risk factor titled, “It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets outside the United States,” on page 16,and therefore is not adding new risk disclosure in response to this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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